UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

PARKER DRILLING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-7573	73-0618660
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5 Greenway Plaza, Suite 100 Houston, Texas (Address of principal executive offices)	77046 (Zip code)

Jon-Al Duplantier (281) 406-2000
(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Disclosure Requirement

This Disclosure for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities and Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain “Conflict Minerals” which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold. If a company can establish that its necessary Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or from recycled or scrap sources, or if the company has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries or reasonably believes that its necessary Conflict Minerals did come from recycled or scrap sources, it must disclose that determination, submitting a Form SD that includes a description of the Reasonable Country of Origin Inquiry it undertook in making its determination and the results of that inquiry.

The Company

This Disclosure has been prepared by management of Parker Drilling Company (the “Company”). Unless otherwise indicated, the terms “Company,” “Parker,” “we,” “us” and “our” refer to Parker Drilling Company together with its subsidiaries and "Parker Drilling" refers solely to the parent, Parker Drilling Company. The information in this Disclosure includes the activities of all subsidiaries that are required to be consolidated.

Our business is comprised of two business lines: (1) Drilling Services and (2) Rental Tools Services. We report our Rental Tools Services as one reportable segment (Rental Tools) and report our Drilling Services as two reportable segments: (1) U.S. (Lower 48) Drilling and (2) International & Alaska Drilling.

In our Drilling Services business, we drill oil and gas wells for customers in both the U.S. and international markets. We provide this service with both Company-owned rigs and customer-owned rigs. We refer to the provision of drilling services with customer-owned rigs as our operations and maintenance (O&M) service in which operators own their own drilling rigs but choose Parker Drilling to operate and maintain the rigs for them. The nature and scope of activities involved in drilling an oil and gas well are similar whether the well is drilled with a Company-owned rig (as part of a traditional drilling contract) or a customer-owned rig (as part of an O&M contract). In addition, we provide project related services, such as engineering, procurement, project management and commissioning of customer owned drilling facility projects. We have extensive experience and expertise in drilling geologically difficult wells and in managing the logistical and technological challenges of operating in remote, harsh and ecologically sensitive areas.

Our U.S. (Lower 48) Drilling segment provides drilling services with our Gulf of Mexico (GOM) barge drilling fleet and through U.S. (Lower 48) based O&M services. Our GOM barge drilling fleet operates barge rigs that drill for oil and natural gas in shallow waters in and along the inland waterways and coasts of Louisiana, Alabama and Texas. The majority of these wells are drilled in shallow water depths ranging from 6 to 12 feet. Our International & Alaska Drilling segment provides drilling services, with Company-owned rigs as well as through O&M contracts, and project related services. We strive to deploy our fleet of Company-owned rigs in markets where we expect to have opportunities to keep the rigs consistently utilized and build a sufficient presence to achieve efficient operating scale.

In our Rental Tools Services business, we provide premium rental equipment and services to exploration and production (E&P) companies, drilling contractors and service companies on land and offshore in the United States (U.S.) and select international markets. Tools we provide include standard and heavy-weight drill pipe, all of which are available with standard or high-torque connections, tubing, pressure control equipment, including blow-out preventers (BOPs), drill collars and more. We also provide well construction services, which include tubular running services and downhole tools, and well intervention services, which include whipstock, fishing products and related services, as well as inspection and machine shop support. Generally, rental tools are used for only a portion of a well drilling program and are requested by the customer when they are needed, requiring us to keep a broad inventory of rental tools in stock. Rental tools are usually rented on a daily or monthly basis.

Reasonable Country of Origin Inquiry

We conducted an analysis of our business and determined that, even though we do not operate a specific manufacturing segment, we do, on occasion and as part of the services offered to our customers, manufacture products for sale and for the use of our customers. As part of our analysis, all manufactured products were assessed in order to identify Conflict Minerals scope and risk. Our analysis did not identify any Conflict Mineral or Conflict Mineral derivative other than tungsten that is contained as a necessary element to the functionality or production of any product manufactured for sale by the Company.

Based on this, the Company identified products for which tungsten was used as a necessary element to their functionality or production. Identified products containing tungsten as a necessary element to their functionality or production are:
Stabilizers;
Whipstocks;
Mills; and
Knives.

After performing this analysis, we conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any of the tungsten used in our products originated in the

Democratic Republic of the Congo or an adjoining country or whether such tungsten came from recycled or scrap sources. Because of the limited scope of the Company’s product manufacturing, we surveyed and received responses from each of the Company’s identified tungsten suppliers and identified their sources of tungsten as being either from scrap or recycled sources or from sources other than the Covered Countries. Each identified supplier also represented that the tungsten it provided to the Company was from scrap or recycled sources or from sources other than the Covered Countries. No such supplier provided any reason for the Company to believe that its Conflict Minerals originated in the Covered Countries.

Accordingly, based on the RCOI, the Company does not know or have reason to believe that Conflict Minerals necessary to the functionality or production of its products may have originated in the Covered Countries.

Due Diligence

As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

In accordance with the Rule, this Disclosure is available on the Company’s website at www.parkerdrilling.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PARKER DRILLING COMPANY

Date:	May 27, 2016 By: /s/ Jon-Al Duplantier
Jon-Al Duplantier
Senior Vice President, Chief
Administrative Officer and
General Counsel